Exhibit 17

April 20, 2008

A. Leon Blaser, Ph.D.

Chairman & C.E.O.

Environmental Energy Services, Inc.

3350 Americana Terrace, Suite 215

Boise, ID  83706

Re:

EESV Form 8-K Dated April 9, 2008 and filed with the SEC April 18, 2008

Dear Dr. Blaser:

Pursuant to Item 5.02(a)(3) of the Securities and Exchange Commission Form 8-K I hereby offer my complete denial of the company’s assertions that I violated the terms of my employment agreement dated March 9, 2007 as Director of Finance. Specifically, I deny that I attempted any extortion and any claim that I did is a slander and libel, which is actionable as a malicious and untrue charge.  This may well result in a claim against the company and its officials.

I further deny charges that I was insubordinate to officials of the company. One of my duties as Director of Finance was to take all necessary steps to bring the company into compliance with its regulatory obligations and to ensure that the company’s public shareholders received full disclosure about their investment. While I did urge the company’s officials to cooperate in this effort, I was never insubordinate in this effort. I believe my termination was directly related to my efforts in these areas.

Sincerely,

James J. Hines, IV

P.O. Box 7726

Boise, ID  83707-7726

CC:

Robert J. Mottern, Esq.

EESV Corporate Counsel

Investment Law Group, LLP

1230 Peachtree Street, NE

Suite 2445

Atlanta, Georgia 30309